Filed pursuant to Rule 424(b)(3)
Registration No. 333-274436

PROSPECTUS

40,089,163 American Depositary Shares
Representing 40,089,163 Ordinary Shares
Offered by the Selling Securityholders
This prospectus relates to the proposed resale or other disposition by the selling securityholders identified herein of (i) 32,153,500 ADSs including (a) up to 16,076,750 American Depositary Shares, or ADSs, purchased by qualified institutional buyers or accredited investors, or the Purchasers, in a private placement, or the Private Placement, and (b) up to 16,076,750 ADSs issuable upon the exercise of outstanding warrants to purchase ADSs, or the Warrants, held by the Purchasers, and (ii) 7,935,663 ADSs held by ATAI Life Sciences AG, or ATAI, pursuant to a demand registration notice received by us on July 26, 2023, pursuant to our Investment and Shareholders' Agreement, dated April 17, 2020, as amended on August 7, 2020, by and between us and the shareholders named herein, or the Shareholders' Agreement. The closing of the Private Placement occurred on August 18, 2023. We refer to ATAI and the Purchasers together in this prospectus as the selling securityholders.
We are not selling any ADSs under this prospectus and will not receive any of the proceeds from the sale or other disposition of ADSs by the selling securityholders. We will, however, receive proceeds from the exercise of any Warrants. There is no assurance that the holders of Warrants will exercise the Warrants, and we believe the likelihood that these holders will exercise the Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of such securities, will be dependent on the trading price of our ADSs. See "Use of Proceeds" beginning on page 9 of this prospectus.
The selling securityholders may sell the ADSs on Nasdaq or any other national securities exchange or quotation service on which the ADSs may be listed at the time of sale, in the over-the-counter market, through ordinary brokerage trades, pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods or through underwriters or broker-dealers, through agents and/or directly to one or more purchasers, or by any other legally available means. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, or at negotiated prices. See “Plan of Distribution” beginning on page 25 for more information about how the selling securityholders may sell or dispose of their ADSs.
The selling securityholders (which term as used herein includes their respective donees, pledgees, transferees or other successors in interest) may offer and sell or otherwise dispose of any or all of the ADSs described in this prospectus from time to time. The selling securityholders may sell any, all or none of the securities offered by this prospectus and we do not know when or in what amount the selling securityholders may sell their ADSs hereunder.
All expenses of registration incurred in connection with this offering are being borne by us. All selling and other expenses incurred by the selling securityholders will be borne by the selling securityholders.
Our ADSs trade on the Nasdaq Global Select Market under the symbol “CMPS”. On September 18, 2023, the last reported sale price for our ADSs on Nasdaq was $9.07 per share.
INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. PLEASE READ THE INFORMATION UNDER THE HEADING “RISK FACTORS” ON PAGE 8 OF THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR A

DISCUSSION OF THE FACTORS YOU SHOULD CAREFULLY CONSIDER BEFORE DECIDING TO PURCHASE THESE SECURITIES.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 18, 2023

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, certain selling securityholders may from time to time sell any combination of the securities described in this prospectus in one or more offerings, as described under "Plan of Distribution."
Neither we nor the selling securityholders have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where it is lawful to do so. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares are sold on a later date. Our business, financial condition, results of operations and prospects may have changed materially since those dates.
This prospectus may be supplemented from time to time by one or more prospectus supplements or free writing prospectuses. Such prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you must rely on the information in the prospectus supplement or free writing prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” before deciding to invest in any shares being offered.
Unless the context otherwise indicates, references in this prospectus to “COMPASS,” “we,” “our,” “us” and “the Company” refer, collectively, to COMPASS Pathways plc, a public limited company registered under the laws of England and Wales, and its consolidated subsidiaries.
We own various trademark registrations and applications, and unregistered trademarks, including COMPASS Pathways plc and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ or RTM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into it contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements relate to future events or our future financial performance. Without limiting the foregoing, we generally identify forward-looking statements by terminology such as “may,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “assume,” “intend,” “potential,” “continue” or other similar words or the negative of these terms. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those contained in or incorporated by reference into this prospectus and in the sections entitled “Risk Factors” in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. Accordingly, you should not place undue reliance upon these forward-looking statements. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and the timing of events and circumstances and actual results could differ materially from those projected in the forward looking statements. Forward-looking statements contained in or incorporated by reference into this prospectus include, but are not limited to, express or implied statements about:
•the potential for all Warrants issued in our Private Placement to be exercised in full, and any expected proceeds from the exercise of the Warrants;
•the timing, progress and results of our investigational COMP360 psilocybin treatment, including statements regarding the timing of initiation and completion of trials or studies and related preparatory work, including our expectations regarding the amendments we made to the protocols for our Phase 3 clinical program, results of discussions with the Food and Drug Administration, or FDA, regarding our trial design and the timing of the completion of our Phase 3 clinical program for treatment-resistant depression, or TRD, the period during which the results of the trials will become available and our research and development programs;
•our estimates regarding our expenses, capital requirements, the sufficiency of our cash resources, our expected cash runway and needs for and ability to raise additional financing;
•our reliance on the success of our investigational COMP360 psilocybin treatment;
•the timing, scope or likelihood of regulatory filings and approvals;
•our expectations regarding the size of the eligible patient populations for COMP360 psilocybin treatment, if approved for commercial use;
•our ability to identify third-party clinical sites to conduct our trials and our ability to identify and train appropriately qualified therapists to administer COMP360 psilocybin treatment in our clinical trials;
•our ability to implement our business model and our strategic plans for our business and our investigational COMP360 psilocybin treatment;
•our ability to identify new indications for COMP360 beyond our current primary focus on TRD, anorexia nervosa, and post-traumatic stress disorder, or PTSD;
•our ability to identify, develop or acquire digital technologies to enhance our administration of our investigational COMP360 psilocybin treatment;
•our ability to leverage our technology and drug development candidates to advance new psychedelic compounds in other areas of unmet mental health need;

•our ability to successfully establish and maintain Centers of Excellence and our ability to achieve our goals with respect to the Center for Mental Health Research and Innovation;
•our commercialization, marketing and manufacturing capabilities and strategy;
•the pricing, coverage and reimbursement of our investigational COMP360 psilocybin treatment, if approved;
•the scalability and commercial viability of our manufacturing methods and processes;
•the rate and degree of market acceptance and clinical utility of our investigational COMP360 psilocybin treatment, in particular, and psilocybin-based treatments, in general;
•our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
•our expectations regarding potential benefits of our investigational COMP360 psilocybin treatment and our therapeutic approach generally;
•our expectations around feedback from and discussions with regulators, regulatory development paths and with respect to Controlled Substances Act designation;
•the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering COMP360;
•our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, under the laws and regulations of England and Wales, and other jurisdictions;
•developments and projections relating to our competitors and our industry;
•the effectiveness of our internal control over financial reporting;
•our ability to attract and retain qualified employees and key personnel;
•our Loan and Security Agreement, or the Loan Agreement, with Hercules Capital, Inc., or Hercules, contains milestones that must be achieved in order to draw down additional amounts under our Loan Agreement on our term loan facility and operating and financial covenants that restrict our operating activities;
•the effect of global financial and economic conditions and geopolitical events, including instability in the banking system, fluctuating interest rates and inflation, and foreign exchange fluctuations, particularly the Pound Sterling to U.S. Dollar, the risk of economic slowdown or recession in the United States, overall market volatility in the United States or the United Kingdom, including as a result of, among other factors, the ongoing war between Russia and Ukraine or similar events, on our business;
•the effect of public health crises, pandemics or epidemics such as the COVID-19 pandemic, and any future mitigation efforts, and current or future economic effects, on any of the foregoing or other aspects of our business or operations;
•whether we are classified as a controlled foreign corporation, or CFC, or a passive foreign investment company, or PFIC, under the Internal Revenue Code of 1986, as amended, for current and future periods; and
•the future trading price of the ADSs and impact of securities analysts’ reports on these prices.

The forward-looking statements made or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We have included important factors in the cautionary statements included in this prospectus and incorporated herein by reference, including under the caption entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Except as required by law, we do not assume any intent to update any forward-looking statements after the date on which the statement is made, whether as a result of new information, future events or circumstances or otherwise.

PROSPECTUS SUMMARY
Company Overview
We are a biotechnology company dedicated to accelerating patient access to evidence-based innovation in mental health. We are motivated by the need to find better ways to help and empower people suffering with mental health challenges who are not helped by existing treatments, and are pioneering the development of a new model of psilocybin treatment, in which our proprietary, investigational COMP360 psilocybin is administered in conjunction with psychological support, which we refer to as COMP360 psilocybin treatment.
Private Placement
In connection with the Private Placement, on August 16, 2023, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with the purchasers named therein, or the Purchasers, pursuant to which we agreed to sell to the Purchasers, up to an aggregate of (i) 16,076,750 ADSs, representing 16,076,750 ordinary shares, and (ii) accompanying Warrants to purchase up to 16,076,750 ADSs, representing 16,076,750 ordinary shares, at a purchase price of approximately $7.78 per ADS and accompanying Warrant to purchase one ADS. Each Warrant has an exercise price of $9.93 per ADS. The Warrants are exercisable at the election of the investors for a three-year period beginning any time on or after the later of (i) February 18, 2024 and (ii) the date this registration statement is declared effective.
The Warrants provide that a holder of Warrants will not have the right to exercise any portion of its Warrants for ADSs if such holder, together with its affiliates, would beneficially own in excess of 4.99% or 9.99% (at the election of such holder) of the number of ADSs outstanding immediately after giving effect to such exercise; provided, however, that each holder may increase or decrease such percentage by giving us sixty-one (61) days’ notice, but not to any percentage in excess of 19.99%. If there is no effective registration statement at the time of exercise, the Warrants may be exercised on a cashless basis.
The ADSs issued to the Purchasers, the Warrants issued to the Purchasers and the ADSs issuable upon exercise of the Warrants, as applicable, were not initially registered under the Securities Act or any state securities laws. We have relied on the exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering. In connection with their execution of the Purchase Agreement, each of the Purchasers represented that securities purchased by such Purchaser were being acquired for investment purposes only and not with a view to, or for, resale or distribution thereof in whole or in part.
Pursuant to the Purchase Agreement, we agreed to file a resale registration statement with the SEC within thirty (30) days following the closing of the Private Placement to register (i) the ADSs issued and sold in the Private Placement and (ii) the ADSs issuable upon exercise of the Warrants issued and sold in the Private Placement. We also agreed, among other things, to indemnify the Purchasers, their partners, members, officers and directors, and each person who controls such Purchasers, from certain liabilities and to pay certain expenses incurred by us in connection with such registration.
The registration statement of which this prospectus is a part relates to the offer and resale of the ADSs issued to the Purchasers pursuant to the Purchase Agreement, including the ADSs issuable upon exercise of the Warrants.
Shareholders' Agreement
Pursuant to the terms of our Shareholders’ Agreement, ATAI is entitled to registration rights with respect to certain of its securities under the Securities Act of 1933, as amended, or the Securities Act, including demand registration rights. On July 26, 2023, ATAI exercised its demand registration rights and, in accordance with the terms of the Shareholders' Agreement, we are required to file a resale registration statement on Form S-3 covering 7,935,663 shares held by ATAI within forty-five (45) days after the date ATAI gave notice of such registration request.

Company Information
We were originally incorporated as a private limited company under the laws of England and Wales in June 2020 under the name COMPASS Rx Limited to become a holding company for COMPASS Pathfinder Holdings Limited. COMPASS Rx Limited was subsequently re-registered as a public limited company in August 2020 and renamed COMPASS Pathways plc. COMPASS Pathfinder Holdings Limited was originally incorporated under the laws of England and Wales in June 2017. Our registered office is located at 33 Broadwick Street, London W1F 0DQ, United Kingdom, and our telephone number is +1 (716) 676-6461. Our website address is www.compasspathways.com. We do not incorporate the information on or accessible through our website into this prospectus supplement, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING
The following summary of the offering contains basic information about the offering and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our ADSs, please refer to the description of our share capital and our ADSs included in Exhibit 4.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and incorporated by reference herein.

ADSs Offered by the Selling Securityholders	Up to 40,089,163 ADSs, each representing one ordinary share, nominal value £0.008 per share.
Use of Proceeds	We will not receive any proceeds from the sale of the ADSs covered by this prospectus, except with respect to amounts received by us due to the exercise of Warrants.
Nasdaq Global Select Market Symbol	“CMPS”
Offering Price	The selling securityholders may offer the ADSs offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, or at negotiated prices.
Risk Factors	You should read the “Risk Factors” section of this prospectus, and the risk factors incorporated by reference in this prospectus, for a discussion of factors to consider carefully before deciding to invest in our ADSs.

RISK FACTORS
Investment in any securities offered pursuant to this prospectus involves risks. You should carefully consider the risk factors described below and incorporated by reference to our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, before acquiring any of such securities. Our business, financial condition or results of operations could be materially adversely affected by the materialization of any of these risks. The trading price of our securities could decline due to the materialization of any of these risks, and you may lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.
Risks Related to this Offering
The number of shares being registered for sale is significant in relation to the number of our outstanding Ordinary Shares.
We have filed a registration statement of which this prospectus is a part to register the shares offered hereunder for sale into the public market by the selling securityholders. Pursuant to this prospectus, we are registering 40,089,163 ADSs, representing 40,089,163 ordinary shares, which includes (i) 16,076,750 ADSs, representing 16,076,750 Ordinary Shares, pursuant to the Private Placement, which may be resold in the public market immediately without restriction and (ii) 7,935,663 ADSs, representing 7,935,663 Ordinary Shares, pursuant to ATAI’s demand notice, plus up to an additional 16,076,750 ADSs, representing 16,076,750 Ordinary Shares, registered hereunder may be resold in the public market without restriction following exercise of the Warrants. These shares represent a large number of our Ordinary Shares, and if a large part or all of such shares are sold in the market all at once or at about the same time, that could depress the market price of our ADSs during the period the registration statement remains effective and could also affect our ability to raise equity capital.
The Warrants issued pursuant to the Purchase Agreement may not be exercised.
The Warrant holders are not obligated to exercise the Warrants, so we may not receive any additional proceeds under the Purchase Agreement. We believe the likelihood that these holders will exercise the Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of such Warrants, will be dependent on the trading price of our ADSs. If the Warrants are not exercised, or only a portion of the Warrants are exercised, we may need to obtain additional funding sooner than expected to continue operations. Further, changing circumstances, some of which may be beyond our control, such as fluctuating inflation and interest rates, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Adequate additional financing may not be available to us on acceptable terms or at all.

USE OF PROCEEDS
We are registering these securities pursuant to registration rights granted to the selling securityholders. We are not selling any securities under this prospectus. The selling securityholders will receive all of the proceeds from this offering, except with respect to amounts received by us due to the exercise of the Warrants.
We expect to use the proceeds from the exercise of Warrants, if any, for general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of Warrants. There is no assurance that the holders of our Warrants will elect to exercise for cash any or all of such Warrants. We believe the likelihood that the holders will exercise such Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of such Warrants being offered for sale in this prospectus, will be dependent on the trading price of our ADSs. If the market price for our ADSs is less than the exercise price of the Warrants, we believe the holders of such Warrants will be unlikely to exercise such Warrants.
The selling securityholders will pay any underwriting discounts and commissions and its own costs and expenses, including, but not limited to, all fees and disbursements to counsel or other advisors to the selling securityholders and any stock transfer taxes. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel.

SELLING SECURITYHOLDERS
This prospectus covers the sale or other disposition from time to time by the selling securityholders of up to the total number ADSs (i) that were covered by the demand notice provided to us by ATAI under our Shareholders' Agreement and (ii) that were issued to the selling securityholders pursuant to the Purchase Agreement, plus the total number of ADSs issuable upon exercise of the Warrants issued to the selling securityholders pursuant to the Purchase Agreement, without giving effect to the beneficial ownership limitations described under “Company Overview—Private Placement.”
We are registering the above-referenced ADSs to permit each of the selling securityholders and their pledgees, donees, transferees or other successors-in interest that receive their ADSs after the date of this prospectus to resell or otherwise dispose of the ADSs in the manner contemplated under “Plan of Distribution” below.
The following table sets forth the name of each selling securityholder, the number of ADSs owned by each of the respective selling securityholders, and the number of ADSs that may be offered under this prospectus assuming all of the ADSs covered hereby are sold. The percentages of shares owned before and after the offering are based on 61,880,764 ADSs outstanding as of September 6, 2023.
The information set forth below is based upon information obtained from the selling securityholders and upon information in our possession regarding the demand notice and the issuance of ADSs and Warrants to purchase ADSs to the selling securityholders in connection with the Private Placement. The number of ADSs in the column “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” represents all of the ADSs that a selling securityholder may offer under this prospectus, assuming the exercise of all Warrants. The selling securityholders may sell some, all or none of their ADSs. We do not know how long the selling securityholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling securityholders regarding the sale or other disposition of any of the shares. The ADSs covered hereby may be offered from time to time by the selling securityholders.
None of the selling securityholders, other than ATAI, has, or within the past three years has had, any position, office or other material relationship with us. Florian Brand, the Chief Executive Officer of ATAI, previously served as a member of our board of directors. In addition, our former director, Jason Camm, sits on the supervisory board of ATAI.

Name of Selling Securityholders	ADSs Beneficially Owned Prior to Offering(1)		Maximum Number of ADSs that may be Offered Pursuant to this Prospectus	ADSs Beneficially Owned After Offering(1)
	Number	Percent		Number	Percent

ATAI Life Sciences AG(2)	9,565,774	15.46%	7,935,663	1,630,111	2.63%
TCG Crossover Fund I, L.P.(3)	964,500	1.56%	1,929,000	—	—
TCG Crossover Fund II, L.P.(3)	2,893,500	4.68%	5,787,000	—	—
Vivo Opportunity Fund Holdings, L.P.(4)	1,608,000	2.60%	3,216,000	—	—
Citadel CEMF Investments Ltd.(5)	1,565,000	2.53%	3,130,000	—	—
RA Capital Healthcare Fund, L.P.(6)	1,286,000	2.08%	2,572,000	—	—
Paradigm BioCapital International Fund Ltd.(7)	1,160,000	1.87%	2,320,000	—	—
Armistice Capital Master Fund Ltd.(8)	964,550	1.56%	1,929,100	—	—
Soleus Capital Master Fund(9)	964,550	1.56%	1,929,100	—	—
Aisling Capital V, LP(10)	964,500	1.56%	1,929,000	—	—
Logos Global Master Fund LP(11)	1,038,070	1.68%	1,286,140	395,000	*
Logos Opportunities Fund III LP(12)	257,980	*	515,960	—	—
Woodline Master Fund LP(13)	617,400	1.00%	1,234,800	—	—
Investor Company ITF Rosalind Master Fund L.P.(14)	639,500	1.03%	1,029,000	125,000	*
Alyeska Master Fund, LP(15)	386,000	*	772,000	—	—
Marshall Wace Investment Strategies – Eureka Fund(16)	193,000	*	386,000	—	—
MW XO Health Innovations Fund, LP(17)	193,000	*	386,000	—	—
Laurion Capital Master Fund Ltd.(18)	510,907	*	643,000	189,407	*
PFM Biotech Opportunities LP(19)	283,100	*	516,000	25,100	*
DAFNA Lifescience LP(20)	145,900	*	291,800	—	—
DAFNA Lifescience Select LP(21)	47,100	*	94,200	—	—
KVP Capital, LP(22)	128,700	*	257,400	—	—

*    Less than one percent
(1)    “Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of share ownership, that is, shares held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares underlying options, warrants and other purchase rights that are currently exercisable or exercisable within 60 days of September 6, 2023.
(2)     ATAI Life Sciences AG is a wholly-owned subsidiary of ATAI Life Sciences N.V. As a result, ATAI Life Sciences AG and ATAI Life Sciences N.V. both hold shared voting and dispositive power over the securities. ATAI Life Sciences AG is a German public limited company.
(3) The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 964,500 ADSs held by TCG Crossover Fund I, L.P., or TCG Crossover I, and 2,893,500 ADSs held by TCG Crossover Fund II, L.P., or TCG Crossover II. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 964,500 ADSs issuable upon the exercise of Warrants held by TCG Crossover I and 2,893,500 ADSs issuable upon the exercise of Warrants held by TCG Crossover II, but are not exercisable within 60 days of September 6, 2023. TCG Crossover GP I, LLC, or TCG Crossover GP I, is the general partner of TCG Crossover I, and TCG Crossover GP II, LLC, or TCG Crossover GP II, is the general partner of TCG Crossover II. Chen Yu is the sole managing member of each of TCG Crossover GP I and TCG Crossover GP II and holds voting and dispositive power with respect to these securities.
(4) The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 1,608,000 ADSs held by Vivo Opportunity Fund Holdings, L.P., or Vivo Opportunity Fund. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 1,608,000 ADSs issuable upon the exercise of Warrants held by Vivo Opportunity Fund, but are not exercisable within 60 days of September 6, 2023. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund and may be deemed to have beneficial ownership of these securities. The Warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts Vivo Opportunity Fund from exercising that portion of the Warrants that would result in Vivo Opportunity Fund and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.
(5)    The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 1,565,000 ADSs held by Citadel CEMF Investments Ltd. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 1,565,000 ADSs issuable upon the exercise of Warrants held by Citadel CEMF Investments Ltd., but are not exercisable within 60 days of September 6, 2023. Citadel Advisors LLC is the portfolio manager of Citadel CEMF Investments Ltd. Citadel Advisors Holdings LP is the sole member of Citadel Advisors LLC.

Citadel GP LLC is the General Partner of Citadel Advisors Holdings LP. Kenneth Griffin owns a controlling interest in Citadel GP LLC. Mr. Griffin, as the owner of a controlling interest in Citadel GP LLC, may be deemed to have shared power to vote and/or shared power to dispose of the securities held by Citadel CEMF Investments Ltd. This disclosure shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of the Company other than the securities actually owned by such person (if any).
(6) The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 1,286,000 ADSs held by RA Capital Healthcare Fund, L.P. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 1,286,000 ADSs issuable upon the exercise of Warrants held by RA Capital Healthcare Fund, L.P., but are not exercisable within 60 days of September 6, 2023. RA Capital Management, L.P. is the investment manager for the RA Capital Healthcare Fund, L.P., or RACHF. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Each of Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the securities held by RACHF. Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such securities, except to the extent of any pecuniary interest therein.
(7) The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 1,160,000 ADSs held by Paradigm BioCapital International Fund Ltd. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 1,160,000 ADSs issuable upon the exercise of Warrants held by Paradigm BioCapital International Fund Ltd., but are not exercisable within 60 days of September 6, 2023. Paradigm BioCapital Advisors LP is the investment manager of Paradigm BioCapital International Fund Ltd. Paradigm BioCapital Advisors GP LLC is the general partner of Paradigm BioCapital Advisors LP. Dr. Senai Asefaw is the managing member of Paradigm BioCapital Advisors GP LLC. As a result, Dr. Senai Asefaw may be deemed to have voting and investment power over the securities held by Paradigm BioCapital International Fund Ltd. Dr. Senai Asefaw disclaims beneficial ownership of such securities, except to the extent of any pecuniary interest therein.
(8)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 964,550 ADSs held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, or the Master Fund. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 964,550 ADSs issuable upon the exercise of Warrants held by the Master Fund, but are not exercisable within 60 days of September 6, 2023. The ADSs and ADSs issuable upon the exercise of Warrants held by the Master Fund may be deemed to be beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The Warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling securityholder from exercising that portion of the Warrants that would result in the selling securityholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation.
(9)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 964,550 ADSs held by Soleus Capital Master Fund, L.P., or Soleus Capital Master Fund. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 964,550 ADSs issuable upon the exercise of Warrants held by Soleus Capital Master Fund, but are not exercisable within 60 days of September 6, 2023. Soleus Capital, LLC is the sole general partner of Soleus Capital Master Fund and thus holds voting and dispositive power over the shares held by Soleus Capital Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of the securities held by Soleus Capital Master Fund, except to the extent of their respective pecuniary interests therein.
(10)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 964,500 ADSs held by Aisling Capital V, LP, or Aisling. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 964,500 ADSs issuable upon the exercise of Warrants held by Aisling, but are not exercisable within 60 days of September 6, 2023. Aisling is controlled by Aisling Capital Partners V, LP, or Aisling GP, as general partner of Aisling, which is controlled by Aisling Capital Partners V LLC, or Aisling Partners, as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members, or collectively, the Managers, of Aisling Partners are Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners and the Managers share voting and dispositive power over the ADSs directly held by Aisling. Each of Aisling GP, Aisling Partners and the Managers may be deemed to be the beneficial owner of the ADSs to the extent of its pecuniary interest therein. The above information shall not be deemed an admission that any of Aisling GP, Aisling Partners or any of the Managers is the beneficial owner of any of the ADSs.
(11)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of (i) 395,000 ordinary shares equivalent to 395,000 ADSs held prior to the Private Placement and (ii) 643,070 ADSs held by Logos Global Master Fund LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 643,070 ADSs issuable upon the exercise of Warrants held by Logos Global Master Fund LP, but are not exercisable within 60 days of September 6, 2023. Arsani William and Graham Walmsley are General Partners of Logos Global Master Fund LP and as a result share power to direct the voting and disposition of these securities and may be deemed to beneficially own these securities.
(12)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 257,980 ADSs held by Logos Opportunities Fund III LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 257,980 ADSs issuable upon the exercise of Warrants held by Logos Opportunities Fund III LP, but are not exercisable within 60 days of September 6, 2023. Arsani William and Graham Walmsley are General Partners of Logos Opportunities Fund III LP and as a result share power to direct the voting and disposition of these securities and may be deemed to beneficially own these securities.
(13)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 617,400 ADSs held by Woodline Master Fund LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 617,400 ADSs issuable upon the exercise of Warrants held by Woodline Master

Fund LP, but are not exercisable within 60 days of September 6, 2023. Woodline Partners LP serves as the investment manager of Woodline Master Fund LP and may be deemed to be the beneficial owner of the shares. Woodline Partners LP disclaims any beneficial ownership of these shares.
(14)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of (i) 125,000 ordinary shares equivalent to 125,000 ADSs held prior to the Private Placement and (ii) 514,500 ADSs held by Investor Company ITF Rosalind Master Fund L.P. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 514,500 ADSs issuable upon the exercise of Warrants held by Investor Company ITF Rosalind Master Fund L.P., but are not exercisable within 60 days of September 6, 2023. Rosalind Advisors, Inc. is the investment advisor to Rosalind Master Fund L.P. and may be deemed the beneficial owner of shares held by Rosalind Master Fund L.P. Steven Salamon is the portfolio manager of Rosalind Advisors, Inc. and may be deemed to beneficially own the securities held by Rosalind Master Fund L.P.
(15)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 386,000 ADSs held by Alyseka Master Fund, L.P., or Alyseka. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 386,000 ADSs issuable upon the exercise of Warrants held by Alyseka, but are not exercisable within 60 days of September 6, 2023. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. The general partner of Alyeska is Alyeska Fund GP, LLC. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the securities held by Alyeska.
(16)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 193,000 ADSs held by Marshall Wace Investment Strategies – Eureka Fund. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 193,000 ADSs issuable upon the exercise of Warrants held by Marshall Wace Investment Strategies – Eureka Fund, but are not exercisable within 60 days of September 6, 2023. Marshall Wace, LLP, is the investment manager of Marshall Wace Investment Strategies – Eureka Fund, which is a sub-trust of Marshall Wace Investment Strategies, an umbrella unit trust established in Ireland with limited liability between sub-trusts, the manager of which is Marshall Wace Ireland Limited. No individual has ultimate beneficial ownership of the securities.
(17)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 193,000 ADSs held by MW XO Health Innovations Fund, LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 193,000 ADSs issuable upon the exercise of Warrants held by MW XO Health Innovations Fund, LP, but are not exercisable within 60 days of September 6, 2023. Marshall Wace, LLC, as general partner of Marshall Wace North America, LP, is the investment manager of MW XO Health Innovations Fund, LP. No individual has ultimate beneficial ownership of the securities.
(18)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of (i) 189,407 ordinary shares equivalent to 189,407 ADSs held prior to the Private Placement and (ii) 321,500 ADSs held by Laurion Capital Master Fund Ltd. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 321,500 ADSs issuable upon the exercise of Warrants held by Laurion Capital Master Fund Ltd., but are not exercisable within 60 days of September 6, 2023. Laurion Capital Management LP, the investment manager of Laurion Capital Master Fund Ltd., has voting and investment power over the securities held by Laurion Capital Master Fund Ltd. Messrs. Benjamin A. Smith and Sheehan Maduraperuma are the managing members of Laurion Capital GP LLC, which is the general partner of Laurion Capital Management LP. Each of Laurion Capital Master Fund Ltd., Laurion Capital GP LLC, Benjamin A. Smith and Sheehan Maduraperuma disclaims beneficial ownership over these securities.
(19)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of (i) 25,100 ordinary shares equivalent to 25,100 ADSs held prior to the Private Placement and (ii) 258,000 ADSs held by PFM Biotech Opportunities LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 258,000 ADSs issuable upon the exercise of Warrants held by PFM Biotech Opportunities LP, but are not exercisable within 60 days of September 6, 2023. Brian Grossman is the Portfolio Manager of PFM Biotech Opportunities LP and as a result has power to direct the voting and disposition of these securities and may be deemed to beneficially own these securities.
(20)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 145,900 ADSs held by DAFNA Lifescience LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 145,900 ADSs issuable upon the exercise of Warrants held by DAFNA Lifescience LP, but are not exercisable within 60 days of September 6, 2023. DAFNA Capital Management LLC is the sole general partner of DAFNA LifeScience LP. The Chief Executive Officer and Chief Investment Officer of DAFNA Capital Management LLC are Dr. Nathan Fischel and Dr. Fariba Ghodsian, respectively. These individuals may be deemed to have shared voting and investment power of the shares held by DAFNA LifeScience LP. Each of Dr. Fischel and Dr. Ghodsian disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(21)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 47,100 ADSs held by DAFNA Lifescience Select LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 47,100 ADSs issuable upon the exercise of Warrants held by DAFNA Lifescience Select LP, but are not exercisable within 60 days of September 6, 2023. DAFNA Capital Management LLC is the sole general partner of DAFNA LifeScience Select LP. The Chief Executive Officer and Chief Investment Officer of DAFNA Capital Management LLC are Dr. Nathan Fischel and Dr. Fariba Ghodsian, respectively. These individuals may be deemed to have shared voting and investment power of the shares held by DAFNA LifeScience Select LP. Each of Dr. Fischel and Dr. Ghodsian disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(22)     The ADSs reported under “ADSs Beneficially Owned Prior to Offering” consist of 128,700 ADSs held by KVP Capital, LP. In addition to the foregoing ADSs, the ADSs reported under “Maximum Number of ADSs that may be Offered Pursuant to this Prospectus” also consists of 128,700 ADSs issuable upon the exercise of Warrants held by KVP Capital, LP, but are not exercisable within 60 days of September 6, 2023. Caley Castelein controls KVP Capital GP, LLC, which is the general partner of KVP Capital, LP, and as a result may be deemed to beneficially own these securities.

MATERIAL INCOME TAX CONSIDERATIONS
The following summary contains a description of certain material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire Ordinary Shares or ADSs in this offering.
Material U.S. federal income tax considerations for U.S. holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our Ordinary Shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our Ordinary Shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies, and certain other financial institutions;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding Ordinary Shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Ordinary Shares or ADSs;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities or government organizations;
•S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•regulated investment companies or real estate investment trusts;
•persons who acquired our Ordinary Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and
•persons holding our Ordinary Shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds Ordinary Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Ordinary Shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Ordinary Shares or ADSs.
The discussion is based on Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Ordinary Shares or ADSs and is:
(i)    An individual who is a citizen or individual resident of the United States;
(ii)    a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(iii)    an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(iv)    a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the Ordinary Shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for Ordinary Shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying Ordinary Shares. These actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders.
PERSONS CONSIDERING AN INVESTMENT IN ORDINARY SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
Passive Foreign Investment Company Rules
If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
•at least 75% of its gross income is passive income (such as interest income); or
•at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).
Based on the current and expected composition of our income and assets and the value of our assets, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year, and we may be classified as a PFIC currently or in the future. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the Ordinary Shares or ADSs, which may fluctuate considerably. Fluctuations in the market price of the Ordinary Shares or ADSs may result in our being a PFIC for any taxable year. However, if we are a “controlled foreign corporation” for any taxable year (see discussion below in “Controlled foreign corporation considerations”), the value of our assets for purposes of the asset test will be determined based on the tax basis of such assets which could increase the likelihood that we are treated as a PFIC. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering. Because of the uncertainties involved in establishing our PFIC status, there can be no assurance regarding if we currently are treated as a PFIC or may be treated as a PFIC in the future.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the Ordinary Shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Ordinary Shares or ADSs, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election, or QEF Election, with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Ordinary Shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Ordinary Shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Ordinary Shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Ordinary Shares or ADSs, unless (i) such U.S. Holder makes a QEF Election or (ii) our Ordinary Shares or ADSs constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Ordinary Shares or ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition (or “excess distribution”) cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares or ADSs cannot be treated as capital, even if a U.S. Holder holds the Ordinary Shares or ADSs as capital assets.
In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the Ordinary Shares or ADSs by making a mark-to-market election with respect to the Ordinary Shares or ADSs, provided that the Ordinary Shares or ADSs are “marketable.” Ordinary shares or ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the

Ordinary Shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Ordinary Shares or ADSs.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Ordinary Shares or ADSs over the fair market value of the Ordinary Shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Ordinary Shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the Ordinary Shares or ADSs cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Ordinary Shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.
Controlled foreign corporation considerations
Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income each year for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of certain types of income earned by the CFC, including “Subpart F income,” “global intangible low-taxed income” and certain other income generated by the CFC, even if the CFC has made no distributions to its shareholders. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in the CFC may be required to classify a portion of such gain as dividend income rather than capital gain (see discussion below in “Taxation of distributions” regarding the tax treatment of dividend income). A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation.

We believe that we were not a CFC in the 2022 taxable year, though we have not made a determination regarding our CFC status in the current taxable year, and we may become a CFC in a subsequent taxable year. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. It is possible that, following this offering, a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder. We also believe that immediately following this offering we may have certain shareholders that are Ten Percent Shareholders for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.
Taxation of distributions
Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on Ordinary Shares or ADSs, other than certain pro rata distributions of Ordinary Shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussions above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” if we are a “qualified foreign corporation” and certain other requirements are met. However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of Ordinary Shares or ADSs or rights to acquire Ordinary Shares or ADSs) will be the fair market value of such property on the date of distribution.
For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income. Because no U.K. income taxes will be withheld from dividends on Ordinary Shares or ADSs, there will be no creditable foreign taxes associated with any dividends that a U.S. Holder will receive. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisers regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.
Sale or other taxable disposition of Ordinary Shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of Ordinary Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Ordinary Shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Ordinary Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the Ordinary Shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Information with respect to foreign financial assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Ordinary Shares or ADSs, subject to certain exceptions (including an exception for Ordinary Shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Ordinary Shares or ADSs.
U.K. Taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue and Customs (or "HMRC") published practice (which is not binding) applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company is not (and will not) directly or indirectly at any time derive 75% or more of our qualifying asset value from U.K. land, and that it is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. federal income tax considerations for U.S. Holders.”
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the U.K. and do not have a permanent establishment, branch or agency (or equivalent) in any other jurisdiction with which the holding of the ADSs is connected (or "U.K. Holders"), who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and any dividends paid in respect of the ADSs or underlying Ordinary Shares (where the dividends are regarded for U.K. tax purposes as that person’s own income). It is assumed for the purposes of this guide that a holder of an ADS is the beneficial owner of the underlying Ordinary Share and any dividend income arising therefrom for U.K. direct tax purposes.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•brokers or dealers in securities or persons who hold ADSs otherwise than as an investment;
•persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis or to whom split year treatment applies.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS OR PERSONS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Dividends
Withholding Tax
Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.
Income Tax
An individual U.K. Holder may, depending on his, her or their particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a permanent establishment, branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the U.K. through an independent agent, such as some brokers and investment managers.
Dividend income is treated as the top slice of the total income chargeable to U.K. income tax for an individual U.K. Holder. An individual U.K. Holder who receives a dividend in the 2023/2024 tax year will be entitled to a tax-free allowance of £1,000. Income within the dividend allowance counts towards an individual’s basic, higher or additional rate limits and may, therefore, affect the level of personal allowance to which they are entitled. Dividend income received during the 2023/24 tax year, in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be charged at 8.75% to the extent the excess amount falls within the basic rate band, 33.75% to the extent the excess amount falls within the higher rate band, and 39.35% to the extent the excess amount falls within the additional rate band. The U.K. government has announced that the dividend tax-free allowance of £1,000 will be reduced to £500 with effect from April 2024.
Corporation tax
A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for the exemption are not satisfied or such anti-avoidance provisions apply, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 25% in the tax year 2023/2024 for companies with profits of more than £250,000, whilst a rate of 19% will apply to companies with profits not exceeding £50,000 with marginal relief providing a gradual increase in the corporation tax rate applicable to profits between £50,000 and £250,000).
Chargeable gains
A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax (for individuals) and corporation tax on chargeable gains (for corporate entities).
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the applicable rate will be 20% (for the tax year 2023/2024). For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10% (for the tax year 2023/2024), save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the capital gains tax rate applicable to the excess would be 20% (for the tax year 2023/2024).
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax would apply (currently 25% for the tax year 2023/2024 for companies with profits of more than £250,000, whilst a rate of 19% will apply to companies with profits not exceeding £50,000 with marginal relief applying to profits between £50,000 and £250,000).
A holder of ADSs which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs, unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate holder of ADSs) through a permanent establishment, to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the U.K. for a period of less than five years (and meets other conditions to be treated as only "temporarily non-resident") and who disposes of ADSs during that period of temporary non-residence, may be liable on his or her return to the U.K. (or upon ceasing to be regarded as resident outside the U.K. for the purposes of any relevant double taxation treaty) to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp duty and stamp duty reserve tax
The discussion below relates to the holders of our Ordinary Shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
Issue of Ordinary Shares
As a general rule (but subject to the below), no U.K. stamp duty or stamp duty reserve tax, or SDRT, should be payable on the issue of Ordinary Shares in the company, including Ordinary Shares underlying any ADSs.
Transfers of Ordinary Shares
An unconditional agreement to transfer Ordinary Shares will generally (subject to the below) give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of Ordinary Shares by way of a written instrument of transfer are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the nearest £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
Change of Law
HMRC is currently consulting on proposals to modernize the stamp taxes on shares framework, including the introduction of a single self-assessed stamp tax on securities to replace stamp duty and SDRT. HMRC sought feedback from interested parties, from 27 April 2023 to 22 June 2023, and is now in the process of analysing that feedback and preparing a summary of responses. There is no published timeline for any changes to the current law and practice; however, we would recommend all holders or potential holders of ADSs to seek U.K. tax advice prior to the issue or transfer of such ADSs or their underlying Ordinary Shares.
Clearance Services and Depositary Receipts
Under current U.K. legislation, an issue or transfer of Ordinary Shares or an unconditional agreement to transfer Ordinary Shares to a clearance service or a depositary receipt system (including, to a nominee or agent for a person whose business is or includes the issue of depositary receipts or the provision of clearance services) will prima facie be subject to SDRT (and, in the case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration (or deemed consideration) given for the transfer (rounded to the nearest £0.01), unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by the DTC.
However, based on current published HMRC practice following European Union case law in respect of the European Council Directives 69/335/EEC and 2009/7/EC(or the "Capital Duties Directives"), no SDRT is generally payable in respect of such an issue of Ordinary Shares, and no SDRT or stamp duty is generally payable in respect of such a transfer of Ordinary Shares where such issue or transfer is an integral part of the raising of share capital. This position was reaffirmed by HMRC in their January 2021 Newsletter where they confirmed that the 1.5% charge on issues, or transfers integral to capital raising, remained disapplied under the terms of the European Union (Withdrawal) Act 2018 (or the "2018 Act") following the end of the transition period and that this would remain the position unless stamp taxes on shares legislation was amended.
Any stamp duty or SDRT payable on the issue or transfer of Ordinary Shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system (but any relevant contractual arrangements should be reviewed for certainty). Specific professional advice should be sought before incurring or reimbursing the costs of a 1.5% charge to stamp duty or SDRT.
Change of Law
On June 29 2023, the Retained EU Law (Revocation and Reform) Act 2023 (or the “2023 Act”) was given Royal Assent in the U.K.. The 2023 Act provides for the repeal (or “sunsetting”) of certain EU laws and rights (including in respect of certain UK stamp tax exemptions) retained under the 2018 Act after December 31 2023.
As a consequence of the 2023 Act, with effect from January 1 2024, the 1.5% higher charge to stamp duty or SDRT (as applicable) on issue or transfer of Ordinary Shares or an unconditional agreement to transfer Ordinary Shares to a clearance service or a depositary receipt system is reapplied, whether or not the transfer is integral to the raising of capital. We would note that this appears to contradict HMRC’s guidance that the 1.5% charge would remain disapplied “unless stamp taxes on shares legislation is amended” (HMRC Manual STSM053010). The 1.5% charge was also excluded from HMRC’s recent consultation on proposals to modernize the stamp taxes on shares framework (as discussed above); however, we understand that HMRC is considering the 1.5% separately.

As such, the paragraph above entitled section on Clearance Systems and Depositary Receipts will no longer be applicable in respect of the 1.5% charge from January 1, 2024. We would therefore strongly recommend all holders or potential holders of ADSs seek U.K. tax advice at the time of any issue, acquisition or transfer of Ordinary Shares to a depositary receipt system or clearance service, particularly where this may take place after January 1, 2024.
Transfers of ADSs
Once within the clearance or depositary receipt system, no U.K. SDRT or stamp duty should be required to be paid in respect of the issue of, or an agreement to transfer, ADSs within those systems.

PLAN OF DISTRIBUTION
The selling securityholders and their pledgees, donees, transferees or other successors in interest may offer and sell the ADSs from time to time on Nasdaq or any other national securities exchange or quotation service on which the ADSs may be listed at the time of sale, in the over-the-counter market, through ordinary brokerage trades, pursuant to underwritten public offerings, through negotiated transactions, through block trades or through a combination of these methods or through underwriters or broker-dealers, through agents and/or directly to one or more purchasers, or by any other legally available means. The ADSs may be distributed from time to time in one or more transactions:
•at a fixed price or prices, which may be changed;
•at market prices prevailing at the time of sale;
•at prices related to such prevailing market prices; or
•at negotiated prices.
The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, or Section 4(a)(1) of the Securities Act rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.
If the selling securityholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.
The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus, or under a supplement or amendment to this prospectus amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.
The selling securityholders have informed us that, except as set forth below, none of them has any agreement or understanding, directly or indirectly, with any person to distribute the ADSs. If any selling securityholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker or dealer, we may be required to file a prospectus supplement pursuant to the applicable rules promulgated under the Securities Act. Certain selling securityholders who are entities rather than natural persons may distribute shares to their partners, shareholders or other owners in normal course, who may in turn sell the shares in the manner listed above. The selling securityholders also may transfer the ADSs in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of the ADSs or interests in the ADSs, the selling securityholders may enter into hedging transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling securityholders may also sell ADSs short after the effective date of the registration statement of which this prospectus is a part and deliver these ADSs to close out their short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell these ADSs. The selling securityholders may also enter into option or other transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders and any broker-dealers or agents that are involved in selling the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales (it being understood that the selling securityholders shall not be deemed to be underwriters solely as a result of their participation in this offering). In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any selling securityholder who is an “underwriter” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and the provisions of the Exchange Act and the rules thereunder relating to stock manipulation. We have advised the selling securityholders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the ADSs. The foregoing may affect the marketability of the ADSs.
The aggregate proceeds to the selling securityholders from the sale of the ADSs offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering.
We will pay all expenses of the registration of the ADSs, including, without limitation, SEC filing fees. We have agreed with the selling securityholders to use our best efforts to keep the registration statement of which this prospectus supplement constitutes a part effective until such time as the ADSs offered by the selling securityholders have been sold or otherwise transferred by the holder in accordance with such registration statement, the ADSs offered by the selling securityholders have been disposed of pursuant to Rule 144 under the Securities Act in circumstances in which any legend borne by such security relating to restrictions on transferability thereof is removed by the Company, the ADSs offered by the selling securityholders may be resold pursuant to Rule 144 without condition or restriction (including without any limitation as to volume of sales and without the selling securityholder complying with any method of sale requirements or notice requirements under Rule 144 and without the need for the Company to be in compliance with current public information), or such security shall cease to be outstanding following its issuance.
We also agreed, among other things, to indemnify the Purchasers, their partners, members, officers and directors, and each person who controls such Purchasers, from certain liabilities and to pay certain expenses incurred by us in connection with such registration.
In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.compasspathways.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.
This prospectus is part of a registration statement we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our securities, including certain exhibits and schedules. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You can obtain a copy of the registration statement from the SEC’s website.
INCORPORATION BY REFERENCE
The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded.
This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) that are made after the date of this registration statement and prior to the effectiveness of the registration statement, as well as between the date of this prospectus until the offering of the securities under the registration statement is terminated or completed:
•Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023;
•the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2022 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 19, 2023;
•Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023, filed with the SEC on May 11, 2023 and August 3, 2023;
•Current Reports on Form 8-K filed with the SEC on May 31, 2023, June 5, 2023, July 5, 2023, August 16, 2023 and September 18, 2023 (in each case, except for information contained therein which is furnished rather than filed); and
•The description of our share capital and our American Depositary Shares included in Exhibit 4.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including any amendment or report filed for the purpose of updating such description.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:
COMPASS Pathways plc
Attention: Investor Relations
33 Broadwick Street
London W1F 0DQ, United Kingdom
+1 (716) 676-6461

LEGAL MATTERS
The validity of the securities being offered by this prospectus will be passed upon for us by Goodwin Procter (UK) LLP.
EXPERTS
The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

40,089,163 American Depositary Shares
Representing 40,089,163 Ordinary Shares
Offered by the Selling Securityholders

PROSPECTUS
September 18, 2023